UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 8)*

                        INNOVO GROUP INC.
                        (Name of Issuer)

             Common Stock, Par Value $0.10 Per Share
                 (Title of Class of Securities)

                           457954600
                         (CUSIP Number)

                      Samuel J. Furrow, Jr.
                        Innovo Group Inc.
                    5804 East Slauson Avenue
                   Commerce, California  90040

                          (323) 725-5516
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        February 22, 2005
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note:   Schedules  filed in paper format shall include  a  signed
original and five copies of the schedule, including all exhibits.
See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)


                        Page 1 of 10 Pages

1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
          COMMERCE INVESTMENT GROUP, LLC
2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
                              a. [ ]
                              b. [X]
3    SEC Use Only
4    Source of Funds (See Instructions)
          Not Applicable
5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)
          [ ]
6    Citizenship or Place of Organization
          California
                    7    Sole Voting Power
 Number of                    385,800
    Shares
Beneficially        8    Shared Voting Power
 Owned By                     0
    Each
 Reporting          9    Sole Dispositive Power
   Person                     385,800
    With
                    10   Shared Dispositive Power
                              0
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                              385,800
12   Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)
                              [X]
13   Percent of Class Represented By Amount in Row (11)
                         1.29%
14   Type of Reporting Person (See Instructions)
          OO

                        Page 3 of 10 Pages

1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
          AZTECA PRODUCTION INTERNATIONAL, INC.
2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
                              a. [ ]
                              b. [X]
3    SEC Use Only
4    Source of Funds (See Instructions)
          Not Applicable
6    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)
          [ ]
6    Citizenship or Place of Organization
          California
                    7    Sole Voting Power
 Number of                    3,713,387
    Shares
Beneficially        8    Shared Voting Power
 Owned By                     0
    Each
 Reporting          9    Sole Dispositive Power
   Person                     3,713,387
    With
                    10   Shared Dispositive Power
                              0
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                              3,713,387
12   Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)
                              [X]
13   Percent of Class Represented By Amount in Row (11)
                              12.38%
14   Type of Reporting Person (See Instructions)
          OO

                        Page 4 of 10 Pages


1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
          HUBERT GUEZ
2    Check the Appropriate Box if a Member of a Group (See
Instructions)
                              a. [ ]
                              b. [X]
3    SEC Use Only
4    Source of Funds (See Instructions)
          Not Applicable
5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)
          [ ]
6    Citizenship or Place of Organization
          UNITED STATES
                    7    Sole Voting Power
 Number of                    1,837,287
    Shares
Beneficially        8    Shared Voting Power
 Owned By                     0
    Each
 Reporting          9    Sole Dispositive Power
   Person                     1,837,287
    With
                    10   Shared Dispositive Power
                              0
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                              1,837,287
12   Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)
                              [X]
13   Percent of Class Represented By Amount in Row (11)
                              6.12%
14   Type of Reporting Person (See Instructions)
          IN

                        Page 5 of 10 Pages



1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons (entities only).
          PAUL GUEZ
2    Check the Appropriate Box if a Member of a Group (See
     Instructions)
                              a. [ ]
                              b. [X]
3    SEC Use Only
4    Source of Funds (See Instructions)
          Not Applicable
5    Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)
          [ ]
6    Citizenship or Place of Organization
          UNITED STATES
                    7    Sole Voting Power
 Number of                    3,609,105
    Shares
Beneficially        8    Shared Voting Power
 Owned By                     0
    Each
 Reporting          9    Sole Dispositive Power
   Person                     3,609,105
    With
                    10   Shared Dispositive Power
                              0
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                              3,609,105
12   Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)
                              [X]
13   Percent of Class Represented By Amount in Row (11)
                              12.03%
14   Type of Reporting Person (See Instructions)
          IN

                        Page 6 of 10 Pages


This Amendment No. 8 to Schedule 13D relates to shares of Common Stock, par value $0.10 per share (the "Shares") of Innovo Group, Inc. (the "Issuer"). This Amendment No. 8 supplementally amends the initial statement on Schedule 13D, dated November 30, 2000 (the "Initial Statement") and Amendment No. 1 to Schedule 13D, dated July 11, 2003 and filed on October 29, 2003 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D, dated September 18, 2003 and filed on December 18, 2003, ("Amendment No. 2"), Amendment No. 3 to Schedule 13D, dated September 18, 2003 and filed on January 20, 2004 ("Amendment No. 3"), Amendment No. 4 to Schedule 13D, dated March 5, 2004 and filed on March 9, 2004 ("Amendment No. 4"), Amendment No. 5 to Schedule 13D, dated April 2, 2004 and filed on April 28, 2004 ("Amendment No. 5"), Amendment No. 6 to Schedule 13D, dated April 29, 2004 and filed on May 11, 2004 ("Amendment No. 6"), and Amendment No. 7 to
Schedule 13D, dated May 13, 2004 and filed on May 18, 2004 ("Amendment No. 7") filed by the Reporting Persons (as defined herein). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.    Identity and Background.

     This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

           i)   Commerce Investment Group, LLC ("Commerce");

          ii)  Azteca Production International, Inc. ("Azteca")

         iii) Mr. Hubert Guez ("Mr. Hubert Guez"); and

          iv)  Mr. Paul Guez ("Mr. Paul Guez").

     This Statement relates to the Shares held for the accounts of Commerce, Azteca, S.H.D. Investments, LLC, a California limited liability company ("SHD"), Integrated Apparel Resources, LLC, a California limited liability company ("Integrated"), and Mr. Hubert Guez.

Item 5.        Interest in Securities of the Issuer.

         On January 19, 2005, Mr. Paul Guez, on behalf of shares held solely by him for the account of Commerce and SHD, commenced a series of certain sales of Shares of stock of the Issuer. In February 2005, Mr. Hubert Guez, on behalf of shares held solely by him for the account of Commerce and Azteca, commenced a series of certain sales of Shares of stock of the Issuer. The sale of Shares by Mr. Paul Guez and Mr. Hubert Guez resulted in the change, in the aggregate, in more than 1% of the Shares held by Commerce prior to the commencement of the sales. As a result of these sales and in order to comply with the Securities Exchange Act of 1934, as amended, the Reporting Persons wish to reflect these changes herein.

         As a result, the text of Item 5 of Amendment No. 7 is deleted in its entirety and is replaced with the following:

         The Reporting Persons have been informed that there were 29,998,768 Shares outstanding as of February 23, 2005, according to the Annual Report on Form 10-K filed by the Issuer on February 25, 2005.

                        Page 7 of 10 Pages


          (a) (i) Commerce may be deemed the beneficial owner of 385,800 Shares (approximately 1.29% of the total number of Shares outstanding assuming the exercise of warrants held for its account). This number consists of A) 85,800 Shares held for its account, and B) 300,000 Shares issuable upon the exercise of warrants held for its account. Mr. Hubert Guez may be deemed to have the sole power to direct the voting and disposition of the following Shares on behalf of Commerce: A) 300,000 Shares issuable upon the exercise of warrants held for the account of Commerce. Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of the following Shares on behalf of Commerce: A) 85,800 Shares held for the account of Commerce.

               (ii) Azteca may be deemed the beneficial owner of 3,713,387 Shares (approximately 12.38% of the total number of Shares outstanding). This number consists of A) 1,513,387 Shares held for its account of which Mr. Hubert Guez may be deemed to have the sole power to direct the voting and disposition of such Shares on behalf of Azteca, and B) 2,200,000 Shares held for its account of which Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of such Shares on behalf of Azteca.

               (iii) Mr. Hubert Guez may be deemed the beneficial owner of 1,837,287 Shares (approximately 6.12% of the total number of Shares outstanding and assuming the exercise of warrants held for the account of Commerce). This number consists of A) 23,900 Shares held for his personal account, B) 300,000 Shares issuable upon the exercise of warrants held for the account of Commerce, of which Mr. Hubert Guez may be deemed to have the sole power to direct the voting and disposition of such Shares, and C) 1,513,387 Shares held for the account of Azteca, of which Mr. Hubert Guez may be deemed to have the sole power to direct the voting and disposition of such Shares.

               (iv)Mr. Paul Guez may be deemed the beneficial owner of 3,609,105 Shares (approximately 12.03% of the total number of Shares outstanding). This number consists of A) 174,101 Shares held for the account of SHD, of which Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of such Shares, B) 2,200,000 Shares held for the account of Azteca, of which Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of such Shares, C) 1,149,204 Shares held for the account of Integrated, of which Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of such Shares, and D) 85,800 Shares held for the account of Commerce, of which Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of such Shares.

          (b) (i) Commerce, through Mr. Hubert Guez, may be deemed to have sole power to direct the voting and disposition of the 300,000 Shares held for its account (assuming the exercise of warrants held for the account of Commerce) and through Mr. Paul Guez, may be deemed to have sole power to direct the voting and disposition of the 85,800 Shares held for its account.

                (ii) Azteca, through Mr. Paul Guez, may be deemed to have sole voting power to direct the voting and disposition of 2,200,000 Shares held for its account and through Mr. Hubert Guez, may be deemed to have the sole voting and disposition of the 1,513,387 Shares held for its account.

                (iii) Mr. Hubert Guez may be deemed to have the sole power to direct the voting and disposition of the A) 23,900 Shares held for his personal account, B) 300,000 Shares held for the account of Commerce (assuming the exercise of warrants held for the account of Commerce) and C) 1,513,387 Shares held for the account of Azteca.

                (iv) Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of the A) 2,200,000 Shares held for the account of Azteca; B) 174,101 Shares held for the account of SHD, C) 1,149,204 Shares held for the account of Integrated, and D) 85,800 Shares held for the account of Commerce.

                        Page 8 of 10 Pages

     (c) (i) The following transactions in Common Stock were effected by Mr. Paul Guez in the past 60 days, on behalf of Commerce's Shares that he may be deemed to have the sole power to direct the voting and disposition and the right to receive the proceeds from the sale of such Shares, and are noted below. Except as otherwise stated herein, there have been no transactions effected with respect to the Shares in the past 60 days that represented a change in greater than 1% of the Shares by any of the Reporting Persons. Immediately prior to the sales of the Shares, Mr. Paul Guez may have been deemed to have the sole power to direct the voting and disposition of 698,622 Shares held for the account of Commerce. All such sales have been previously reported on a Form 4 by Mr. Paul Guez.

 Dates        Number of   Transaction  Price per    Where and How
 -----          Shares    -----------    Share       Transaction
                ------                   -----         Effected
                                                       --------
 1/19/2005      612,822       Sale     From $3.26    Open Market
 to                                     to $5.44       Sales of
 3/11/2005                                            securities
                                                      registered
                                                      for resale



     (ii) The following transactions in Common Stock were effected by Mr. Hubert Guez in the past 60 days, on behalf of Commerce's Shares that he may be deemed to have the sole power to direct the voting and disposition and the right the receive the proceeds from the sale of such Shares, and are noted below. Except as otherwise stated herein, there have been no transactions effected with respect to the Shares in the past 60 days that represented a change in greater than 1% of the Shares by any of the Reporting Persons. Immediately prior to the sales of the Shares, Mr. Hubert Guez may have been deemed to have the sole power to direct the voting and disposition of 707,928 Shares held for the account of Commerce. Neither Commerce, nor Hubert Guez is subject to the reporting requirements of Section 16 and accordingly, such sales did not need to be reported on a Form 4.

 Dates        Number of   Transaction   Price per    Where and How
 -----          Shares    -----------     Share       Transaction
                ------                    -----        Effected
                                                       --------
 2/01/2005      707,928      Sale       From $3.51    Open Market
 to                                      to $4.68      Sales of
 2/22/2005                                            securities
                                                      registered
                                                      for resale



     (iii) The following transactions in Common Stock have been contractually agreed to by Mr. Hubert Guez, on behalf of Azteca's Shares that he may be deemed to have the sole power to direct the voting and disposition and the right the receive the proceeds from the sale of such Shares, and are noted below in the past 60 days. Except as otherwise stated herein, there have been no transactions effected with respect to the Shares in the past 60 days that represented a change in greater than 1% of the Shares by any of the Reporting Persons. Immediately prior to the sales of the Shares, Mr. Hubert Guez may have been deemed to have the sole power to direct the voting and disposition of 1,625,000 Shares held for the account of Azteca. Mr. Hubert Guez intends to transfer the Shares listed in this section, and is contractually obligated to transfer such shares, as soon as practicable, after the date of this filing.

 Dates        Number of   Transaction  Price per    Where and How
 -----         Shares      -----------    Share       Transaction
               ------                     -----         Effected
                                                        --------
 3/15/2005     111,613        other         n/a        Privately
                             disposition              negotiated
                                                    transfer for
                                                        non-cash
                                                   consideration

                        Page 9 of 10 Pages

     (iv) The following transactions in Common Stock have been contractually agreed to by Mr. Paul Guez, on behalf of SHD's Shares that he may be deemed to have the sole power to direct the voting and disposition and the right the receive the proceeds from the sale of such Shares, and are noted below in the past 60 days. Except as otherwise stated herein, there have been no transactions effected with respect to the Shares in the past 60 days that represented a change in greater than 1% of the Shares by any of the Reporting Persons. Immediately prior to the sales of the Shares, Mr. Paul Guez may have been deemed to have the sole power to direct the voting and disposition of 285,714 Shares held for the account of SHD. Mr. Paul Guez intends to transfer the Shares listed in this section, and is contractually obligated to transfer such shares, as soon as practicable, after the date of this filing.

 Date         Number of   Transaction   Price per    Where and How
 ----          Shares     -----------     Share       Transaction
               ------                     -----         Effected
                                                        --------
 3/15/2005     111,613       other         n/a        Privately
                             disposition             negotiated
                                                    transfer for
                                                        non-cash
                                                   consideration


          (d) (i) The shareholders of Commerce, including Mr. Hubert Guez and Mr. Paul Guez, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of Commerce only in accordance with their right to exercise voting and investment control over the shares so held by such person for the account of Commerce.

                (ii) The shareholders of Azteca, including Mr. Hubert Guez and Mr. Paul Guez, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of Azteca only in accordance with their right to exercise voting and investment control over the shares so held by such person in Azteca.

                 (iii) The shareholders of Integrated, including Mr. Hubert Guez and Mr. Paul Guez, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of Integrated only in accordance with their right to exercise voting and investment control over the shares so held by such person in Integrated.

                (iv) The shareholders of SHD, including Mr. Paul Guez, have the right to participate in the receipt of dividends from, or proceeds from the sales of, only in accordance with their right to exercise voting and investment control over the shares so held by such person in SHD.


          (e) Commerce ceased to be a beneficial owner of more than 5% of the Shares on or about February 22, 2005.

                        Page 10 of 11 Pages



                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 15, 2005       COMMERCE INVESTMENT GROUP, LLC



                           By: /s/ Hubert Guez
                               ---------------
                                   Hubert Guez
                                   Co-owner

Date: March 15, 2005       AZTECA PRODUCTION INTERNATIONAL, INC.


                           By: /s/ Hubert Guez
                               ---------------
                                   Hubert Guez
                                   Joint-owner

Date: March 15, 2005       HUBERT GUEZ


                           By: /s/ Hubert Guez
                               ---------------
                                   Hubert Guez

Date: March 15, 2005       PAUL GUEZ


                           By:  /s/ Paul Guez
                                -------------
                                  Paul Guez

</END>